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                                                                      Exhibit 99

FOR MORE INFORMATION CONTACT:

Joanne Biltekoff
(716)871-6400

FOR IMMEDIATE RELEASE

                         CUSTOMERONE HOLDING CORPORATION
                 COMPLETES TENDER OFFER FOR LCS INDUSTRIES, INC.

         Dallas, Texas, January 25, 1999 - CustomerONE Holding Corporation ("CustomerONE") announced today that Catalog Acquisition Co., a wholly owned subsidiary of CustomerONE, successfully completed its tender offer for all of the issued and outstanding shares of common stock of LCS Industries, Inc. ("LCS") at a price of $17.50 per share. The tender offer expired at 12:00 midnight, New York City time, on Friday, January 22, 1999. 4,637,469 shares of LCS were tendered and accepted for payment, representing approximately 94.7% of the issued and outstanding shares.